SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                        Schedule 13G


              Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                   Sungard Data Systems Inc.
                       (Name of Issuer)

                  $ .01 Par Value Common Stock
                 (Title of Class of Securities)

                         867 363 103
                        (CUSIP Number)



Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            (Continued on following page(s))

CUSIP NO. 867 363 103


(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

      First Union Corporation             56-0898180


(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)   ( )
         (b)   ( )


(3)   SEC Use Only


(4)   Citizenship or Place of Organization:
      First Union Corporation - North Carolina

Number of Shares Beneficially         (5) Sole Voting Power 1,252,300
Owned by Each Reporting Person With   (6) Shared Voting Power
                                      (7) Sole Dispositive Power 1,198,065
                                      (8) Shared Dispositive Power 16,950



(9)   Aggregate Amount Beneficially Owned by Each Reporting Person
         1,253,715


(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
          ( )


(11)  Percent of Class Represented by Amount in Row 9
         6.6%


(12)  Type of Reporting Person (See Instructions)

      First Union Corporation (HC)



Item 1 (a)    Name of Issuer:

                    Sungard Data Systems Inc.

Item 1 (b)    Address of Issuer's Principal Executive Office:

                    Two Glenhardie Corporate Center
                    1285 Drummers Lane
                    Wayne PA 19087


Item 2 (a)    Name of Person Filing:

                    First Union Corporation


Item 2 (b)    Address of Principal Office

                    One First Union Center
                    Charlotte, North Carolina 28288


Item 2 (c)    Citizenship:

                    First Union Corporation - North Carolina


Item 2 (d)    Title of Class of Securities:

                    $ .01 Par Value Common Stock


Item 2 (e)    CUSIP Number:

                    867 363 103



Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


                    (g)  (X)  Parent Holding Company, in accordance with
                              section 240.13d-1(b)(ii)(G)


Item 4  Ownership:

                    (a) Amount Beneficially Owned: 1,253,715
                    (b) Percent of Class: 6.6%
                    (c) Number of shares as to which such person has:
                        (i)   Sole power to vote or to direct the vote 1,252,300
                        (ii)  Shared power to vote or to direct the vote
                        (iii) Sole power to dispose or to direct the
                              disposition of                    1,198,065
                        (iv)  Shared power to dispose or to direct the
                              disposition of                    16,950



Item 5 Ownership of Five Percent or Less of a Class

                    Not applicable


Item 6 Ownership of More Than Five Percent on Behalf of Another Person

                    Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                    First Union National Bank of North Carolina (BK)

                    56-0900030


Item 8 Identification and Classification of Members of the Group

                    Not applicable


Item 9 Notice of Dissolution of Group.

                    Not applicable


Item 10 Certification

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FIRST UNION CORPORATION         FIRST UNION NATIONAL BANK
                                OF NORTH CAROLINA

2/10/94                          2/10/94
Date                             Date


Richard K. Wagoner               James P. Tyndall
Signature                        Signature


Richard K. Wagoner               James P. Tyndall
Executive Vice President         Vice President & Trust Officer



                                    Exhibit

First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under Item 3(g). The relevant subsidiaries are First Union Bank of North Carolina, First Union National Bank of Florida, First Union National Bank of Georgia, First Union National Bank of South Carolina, First Union National Bank of Virginia, and First Union National Bank of Washington DC, and the Item 3 classification of each of such subsidiaries is a "bank as defined in section 3(a)(b) of the Act."